Jeffrey A. Baumel Partner	jeffrey.baumel@dentons.com D +1 212 768 5374 Dentons US LLP 1221 Avenue of the Americas New York, New York 10020 USA T +1 212 768 6700 F +1 212 768 6800

June 19, 2014

Mr. Jeffrey P. Riedler Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Innocoll GmbH
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted May 13, 2014
CIK No. 0001603469

Dear Mr. Riedler:

This letter sets forth the responses of Innocoll GmbH (the “Company” or “Innocoll”) to the comment letter, dated June 2, 2014, of the staff of the Division of Corporation Finance (the “Staff”) with respect to the Company’s Amendment No. 1 to the Draft Registration Statement on Form F-1, submitted confidentially on May 13, 2014 (“Amendment No. 1”). On behalf of the Company, we are hereby publicly filing the Registration Statement on Form F-1 (the "Registration Statement"). In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence. We have also sent to your attention via courier courtesy copies of the Registration Statement marked to show the changes to Amendment No. 1.

Use of Proceeds, page 52

1.	We note your response to prior comment 20. Please disclose what you hope to accomplish by the application of the amounts of proceeds and existing cash and cash equivalents to each of XaraColl, Cogenzia, CollaGUARD and for the expansion of your manufacturing infrastructure.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will disclose its expected accomplishments for each listed use of proceeds in a subsequent amendment of the Registration Statement, once the Company has a better estimate of proceeds.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Financing Activities
Reorganization to Innocoll AG, page 75

2.	Please refer to prior comment 30. Please note that we are deferring our evaluation of your reorganization into a German stock corporation until the amendment containing the terms governing this reorganization is filed.

Mr. Jeffrey P. Riedler	Page 2	June 19, 2014

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Registration Statement has been amended to reflect the conversion of all preferred shares into ordinary shares, which is expected to be the final recapitalization prior to the reorganization of the Company into a German stock corporation.

Business
XaraColl, page 84

3.	We note your response to prior comment 33. Please further amend your disclosure to state the basis for your belief that pain trials may have apparently conflicting results.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 91 of the Registration Statement to further describe why pain trials may have apparently conflicting results. The Company further would like to direct the Staff's attention to a scientific journal article published by David G. Silverman, MD, Theresa Z. O'Connor, MPH, and Sorin J. Brull, MD in the International Anesthesia Research Society 1993, p. 168-70, which the Company can provide to the Staff supplementally upon request, supporting the statements made on page 91.

Notes to Consolidated Financial Statements
1. Summary of Significant Accounting Policies
Basis of preparation
Going concern, page F-8

4.	Please refer to prior comment 41. Please note that we are deferring our evaluation of these planned transactions until an amendment containing the requested information is filed.

Response:

The Company advises the Staff that it completed a financing round of shares of Series E preferred shares on May 22, 2014 and a further issue of ordinary shares on June 16, 2014 to a limited group of investors with whom the Company had a pre-existing relationship, which are described on pages F-38 through F-40 of the Registration Statement.

Employee benefit plans
Share-Based Compensation, page F-12

5.	Please refer to prior comment 42. Please note that we are deferring our evaluation of your stock-based compensation until an amendment containing the requested information is filed.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, as stated in the Registration Statement, stock-based compensation expense related to share-based awards granted to employees is measured at the date of grant based on the estimated fair value of the award, net of estimated forfeitures. With respect to any future stock-based awards, the Company plans to reevaluate each of the fair value assumptions, and revise them as appropriate, in preparing its financial statements for the second quarter of 2014 and each quarter thereafter.

Background

The Company has advised that it has granted restricted share ("Restricted Share") and phantom share ("Phantom Share") awards to members of its Supervisory Board, Management Board and employees as follows:

January 2014 Grant

Pursuant to a notarial deed entered into on January 28, 2014, as amended on March 20, 2014, the Company adopted the Innocoll GmbH 2014 Restricted Stock Plan (the "Plan"). Under the Plan, Innocoll GmbH granted to members of its Supervisory Board, Management Board and group employees a total of 47,840 Restricted Shares and 63,256 Phantom Shares. The Restricted Share and Phantom Share grants were split among the Company’s ordinary shares, Series A, Series B, Series C, and Series D preferred shares, and a newly created class Series D-2 preferred shares (collectively, the "Shares"). The total Restricted Shares and Phantom Shares represented 12.2% of the diluted share capital of the Company at the time of grant, excluding issued and outstanding options to acquire ordinary shares. The Company

Mr. Jeffrey P. Riedler	Page 3	June 19, 2014

further created authorized capital of 28,449 ordinary shares with the intention to grant options to acquire ordinary shares to certain participants in the Plan. As of March 31, 2014, these options had not yet been issued and are, therefore, not included in share-based compensation for the three months ended March 31, 2014. Each of the Restricted Shares and the Phantom Shares are subject to a right of repurchase by the Company at nominal value in the case of a Bad Leaver Event prior to an Exit Event. A “Bad Leaver Event” is defined as the grantee’s termination of affiliation with the Company under certain circumstances. An Exit Event is defined as the earlier of the 183rd day after the Company successfully completes an initial public offering (“IPO”), or a change of control involving the sale or merger of the Company.

The Restricted Shares were issued as of January 28, 2014 in exchange for payment of nominal value of €47,840. The Phantom Shares may be either settled in cash or a new issue of shares, at the Company’s option, on the date in which the repurchase right lapses. For purposes of valuing the share-based payment in relation to the Restricted Share and Phantom Share grants, management performed the valuation with the assistance of a well-recognized independent third-party valuation consultant, which valued all classes of shares fully diluted for the issue of the Restricted Shares and Phantom Shares and options, on a pro-forma basis as of December 31, 2013. The Company's management concluded that there were no significant events between December 31, 2013 and January 28, 2014 that would cause the Company to revise the December valuation. The share-based payments will be recognized over a one-year period on the basis that the Company estimates that the period in which the vesting conditions are to be satisfied is likely to be the Exit Event defined as the 183rd day after it completes its IPO.

The charge to the statement of comprehensive income for the three months ended March 31, 2014 in relation to share based payment was €483,262.

May 2014 Grant

Pursuant to a notarial deed entered into on May 22, 2014, the Company granted to new and existing members of its Supervisory Board, Management Board and group employees a total of 43,596 Restricted Shares, 9,113 Phantom Shares and 869 unrestricted shares to a former member of its supervisory board. The Restricted Share grants were split among the Company’s ordinary shares, Series A, Series B, Series C, Series D and Series E preferred shares. The total Restricted Shares and Phantom Shares pursuant to the May 2014 Grant and shares authorized and issuable upon the exercise of Phantom Shares represented 5.1% of the diluted share capital of the Company at the time of grant, excluding issued and outstanding options to acquire ordinary shares. The Company further created authorized capital of 2,060 ordinary shares with the intention to grant options to acquire ordinary shares to certain participants in the Plan. These options had not yet been issued and are, therefore, not yet included in share-based compensation.

In the case of grants to members of the Management Board and employees of the Company, the Restricted Shares are subject to a right of repurchase by the Company at nominal value in the case of a Bad Leaver Event prior to an Exit Event on the same terms as the January 2014 Grant. In the case of the grant to one outgoing Supervisory Board member who has resigned as a Good Leaver, the repurchase right has lapsed. In the case of grants to existing and new members of the Supervisory Board, the Restricted Shares repurchase right lapses (i) upon an Exit Event which is a Liquidity Event, defined as the sale or merger of the Company, and (ii) in the case of an IPO, in relation to 33.3% and 66.7% and 100% of the shares subject to the grant, on the date which is one, two and three years after the grant date respectively, or in each case the 183rd day after the completion of an IPO, whichever is later.

The Restricted Shares were issued in exchange for payment of nominal value of €43,596 in the aggregate. For purposes of valuing the share-based payment in relation to the Restricted Share grants, the Company relied upon the price paid for Series E preferred shares on the same date in an arms-length transaction. The share-based payments in relation to the Management Board and employee grants will be recognized over an eight month period on the basis that the Company estimates that the period in which the vesting conditions are to be satisfied is likely to be the Exit Event defined as the 183rd day after it completes its IPO. The share-based payment for the Supervisory Board member who resigned was recognized in its entirety in May 2014. The share-based payments in relation to the remaining Supervisory Board grants will be recognized over a three year period, based upon the three year vesting provisions.

Restricted Stock and Phantom Stock Valuations

The estimated fair market value ("FMV") of the Shares issued pursuant to and underlying the January 2014 Grant and May 2014 Grant (collectively, the "Grants") was determined at the grant date by the Company’s Supervisory Board, and deemed appropriate for the valuation of the Grants pursuant to IFRS 2: Share based payment.

The assumptions used to determine the estimated fair value of the Company’s Shares as of the two grant dates are based on numerous objective and subjective factors, combined with management judgment, including the following:

•	the assistance of a well-recognized independent third-party valuation consultant of the ordinary shares and Series A through D2 preferred shares, originally issued as of June 30, 2013 in connection with the re-domicile of the Company's parent company, and updated as of December 31, 2013 to reflect the issuance in November 2013 of new Series D preferred shares and the establishment of a management share plan;

Mr. Jeffrey P. Riedler	Page 4	June 19, 2014

•	equity market conditions affecting comparable public companies, as reflected in comparable companies’ market multiples, initial public offering (“IPO”) valuations and other metrics;
•	the estimated likelihood of achieving a liquidity event for the shares of the Company’s ordinary shares, such as an IPO or an acquisition of the Company, given prevailing market conditions and other contingencies affecting the probability or potential timing of such an event;
•	the prices at which the Company sold its shares of Series D preferred shares in arms-length transactions in October 2013 and November 2013 and the terms of the Series D preferred shares relative to the terms of the Company’s Series A, Series B, Series C and Series D-2 preferred shares and ordinary shares;
•	the price at which the Company sold its shares of Series E preferred shares in an arms-length transaction in May 2014 and the terms of the Series E preferred shares relative to the terms of the Company’s Series A, Series B, Series C, Series D and Series D-2 preferred shares and ordinary shares, as well as the near term probability that all preferred shares would be converted into ordinary shares pursuant to the Company's planned conversion into Innocoll AG in connection with the pending initial public offering; and
•	the fact that the Company’s shares are illiquid securities of a private company.

The valuation of the Company’s ordinary shares and Series A through D-2 preferred shares in the January 2014 Grant relied principally on management's valuation with the assistance of a well-recognized independent third-party valuation consultant.

Valuation Approaches Considered

The well-recognized independent third-party valuation consultant considered several valuation approaches as follows:

•	Cost Approach. The cost approach considers reproduction or replacement cost as an indicator of value. The cost approach is based on the assumption that a prudent investor would pay no more for an entity than the amount for which he could replace or re-create it. Historical costs are often used to estimate the current cost of replacing the entity valued. When using the cost approach to value a business enterprise, the equity value is calculated as the appraised fair market value (FMV) of the individual assets that comprise the business less the FMV of the liabilities that encumber those assets. Under a going-concern premise, the cost approach is normally best suited for use in valuing asset-intensive companies, such as investment or real estate holding companies, or companies with unstable or unpredictable earnings.
•	Market Approach. The market approach assumes that companies operating in the same industry will share similar characteristics and the company values will correlate to those characteristics. Therefore, a comparison of the subject company to similar companies whose financial information is publicly available may provide a reasonable basis to estimate the subject company’s value. There are two forms of the Market Approach: Guideline Public Company Method (the "GPC Method") and the Guideline Merged and Acquired Company Method (the "GMAC Method"). Each method is discussed below.
o	The GPC Method is one of the most common forms of the market approach used to value business interests because it provides an estimate of value using multiples derived from the stock prices of publicly traded companies. Although no two companies are entirely alike, the companies selected as guideline companies should be engaged in the same or a similar line of business as the subject company. The application of the GPC Method generally entails the development of earnings or book value multiples based on the market value of the guideline companies. These multiples are then used to develop an estimate of value for the subject company.
o	The GMAC Method is based on actual prices paid in mergers and acquisitions for similar public and private companies. Similar to the GPC Method, ratios of total purchase price paid (including any liabilities assumed) to net sales and EBITDA may be calculated for each comparable transaction. These ratios are then applied to the respective financial metrics of the entity. Finally, premiums or discounts may be applied if the company being valued is in a position in its industry, which is significantly different from the position of the comparable acquired companies, or if its intangible attributes are significantly different.
•	Income Approach. The income approach is predicated upon the value of the future cash flows that a business will generate. The process involves a projection of the cash flows that the business is expected to generate. This requires an analysis of financial information and discussions with marketing, operations, and financial personnel to develop the future income stream attributable to the business. The next step involves converting these cash

Mr. Jeffrey P. Riedler	Page 5	June 19, 2014

flows into a present value equivalent through discounting, using a rate of return, which incorporates the relevant risk associated with the business and the time value of money.

•	Current Value Method ("CVM"). The Valuation of Privately-Held-Company Equity Securities Issued as Compensation - AICPA Practice Aid (the Practice Aid) describes the CVM of allocation as a two-step process based on first determining the enterprise value using one or more of the three valuation approaches (income, market, cost), then allocating that value to the series of preferred shares based on their liquidation preferences or conversion values, whichever is greater. In its Paragraph 154, the Practice Aid recommends the CVM only in two limited circumstances. The first occurs when a liquidity event in the form of an acquisition or dissolution of an enterprise is imminent, and expectations about the future of the enterprise as a going concern are virtually irrelevant. The second occurs when an enterprise is at such an early stage of its development that (a) no material progress has been made on the enterprise’s business plan, (b) no significant common equity value has been created in the business above the liquidation preference on the preferred shares and (c) there is no reasonable basis for estimating the amount and timing of any such common equity value above the liquidation preference that might be created in the future. In situations in which the enterprise has progressed beyond that stage, the task force believes there are other allocation methods that are more appropriate. The other two commonly used methods discussed by the task force are the probability-weighted expected return method and the option-pricing method.
•	Probability Weighted Expected Return Method ("PWERM"). The PWERM values the common stock and preferred stock based upon an analysis of future values for the enterprise assuming various future outcomes. Under this method, the share value is based upon the probability-weighted present value of expected future investment returns, considering each of the possible future outcomes available to the enterprise, as well as the rights of each share class. Three of the scenarios assume a shareholder exit, while the fourth scenario assumes operations continue as a private company and no exit transaction occurs. The probability-weighted method explicitly considers the various terms of the shareholders agreements, including various rights of each share class, at the date in the future that those rights will either be executed or abandoned. The method is forward-looking and incorporates future economic events and outcomes into the determination of value as of the present. The ratio of preferred to common value that results from this method is typically not overly sensitive to changes in the probability estimates, except when one of the possible outcomes is assigned a very high probability.
•	Option-Pricing Method ("OPM"). The OPM treats common and preferred stock as call options on the enterprise’s value, with exercise prices based on the liquidation preference of the preferred stock. Under this method, common shares have value only if the funds available for distribution to shareholders exceed the value of the liquidation preference at the time of a liquidity event (for example, merger or sale), assuming the enterprise has funds available to make a liquidation preference meaningful and collectible by shareholders. This method considers the various terms of the shareholder agreements – including the level of seniority among the securities, dividend policy, conversion ratios, and cash allocations – upon liquidation of the enterprise. In addition, the method implicitly considers the effect of the liquidation preference as of the future liquidation date, not as of the valuation date.
•	Back-solve Method. Another method for valuing an enterprise within the market approach, the Back-solve Method, derives the implied equity value for the company from a transaction involving the company's own securities (the results of which may require adjustment for the nature of the securities or for any unstated benefits derived). A valuation specialist may use the Back-solve Method, in conjunction with the OPM and/or the PWERM, to solve for the implied equity value that is consistent with a recent transaction in the company’s own securities. The basis for the application of this method is transactions in equity securities of the enterprise with unrelated investors or among unrelated investors themselves. In selecting the relevant transactions, the valuation specialist should consider whether those transactions involve any stated or unstated rights or privileges, any effects of which would ordinarily be factored out of any fair value estimate.

Valuation Approaches Utilized

Management, with the assistance of a well-recognized independent third-party valuation consultant, relied upon the income approach to determine the range of FMV of equity of the Company. Since the Company's value is attributable to its business operations, rather than the assets it holds, the well-recognized independent third-party specialist did not rely upon the cost approach in their conclusion of the range of the FMV of equity of the Company. It also did not believe the multiples of established, publicly-traded companies provided reliable indicators of value given that the Company's products are still largely under development; therefore, it considered, but ultimately did not rely on the GPC Method. The Company also considered, but ultimately did not rely on the GMAC Method due to the lack of comparable transactions. As a corroborative approach, it utilized the Back-solve Method to estimate the implied equity value of the Company as derived from the OPM, based on the most recent rounds of financing of the Series D preferred shares.

Mr. Jeffrey P. Riedler	Page 6	June 19, 2014

Valuation as of December 31, 2013 and January 2014 grant date

Based on the above, management, with the assistance of a well-recognized independent third-party valuation consultant, valued the ordinary shares and Series A through D-2 preferred shares of the Company as set forth below:

Securities	Value (€ '000s)	Value ($'000s) (1)%
Series D Preferred	€19,195	$26,224	66.4%
Series D-2 Preferred	€1,937	$2,646	6.7%
Series C Preferred	€2,951	$4,031	10.2%
Series A Preferred	€2,738	$3,741	9.5%
Series B Preferred	€669	$914	2.3%
Ordinary	€316	$432	1.1%
Warrants	€1,109	$1,515	3.8%
Total	€28,915	$39,503	100%

(1) The Company's estimates are based upon a $1.3662 Euro/Dollar exchange rate as of the January 2014 Grant date.

Valuation at May 2014 Grant

The May 2014 Grant occurred simultaneously with a new issue of Series E preferred shares of the Company. Pursuant to the same notarial deed described above dated as of May 22, 2014, the Company issued €77,924 of Series E preferred shares with a share premium of approximately €8.7 million to certain existing shareholders and new investors. The notarial deed further provided an anti-dilution right such that, in the case of an IPO in which the price per ordinary share equivalent of ADSs is less than 1.2 times the Series E preferred price per share (the "IPO Premium Requirement"), the shareholders have agreed to approve a further capital increase in the course of which holders of Series E preferred shares or the common shares issuable upon the conversion thereof will be issued newly issued ordinary shares in Innocoll AG at nominal value at €1.00 per share in an amount such that the weighted average price per share of the Series E preferred shares and the newly issued ordinary shares satisfies the IPO Premium Requirement.

Pursuant to the notarial deed entered into on June 16, 2014, each of the recipients of Restricted Stock will be issued ordinary shares in Innocoll AG on a 1:1 basis in an amount equal to the total Shares issued or underlying the recipient's Restricted Stock or Phantom Stock grant. This was agreed upon because the Restricted Stock and Phantom Stock grants were on a pro-rata basis across all classes of shares, and therefore any differences in the exchange ratios of such shares into ordinary shares would in effect net off to equal the same number of ordinary shares as total Shares issued or underlying the grant.

The newly issued Series E preferred shares will also receive ordinary shares in Innocoll AG on a 1:1 basis at such time that the Company converts to an AG. The Series E preferred shares were purchased in an arms length transaction by both existing and new investors, including new Supervisory Board members who also received Restricted Stock grants, and certain new investors introduced by an existing shareholder. Accordingly, the Supervisory Board determined that the value of the total Shares issued or underlying the May 2014 Grant shall be calculated based on the same value per share as the newly issued Series E preferred shares. As of the date of grant, it was anticipated that the IPO price could reasonably be expected to be greater than the IPO Premium Requirement, it was determined to attribute no value to the E share anti-dilution rights for purposes of valuing the May 2014 Grant.

The Series E preferred shares were issued at a price per share of €112.52 ($155.28), consisting of €1 nominal capital and €111.52 share premium, which implied a pre-money equity value of the Company of $150 million, based upon the diluted pro-forma shares of the Company to be outstanding post the conversion into ordinary shares and reorganization into Innocoll AG, excluding issued and outstanding options to acquire ordinary shares.

Factors contributing to differences between grant date estimated fair values and the estimated IPO price

In recognition of the Staff’s interest in understanding the factors affecting the difference between the anticipated offering price and the estimated fair value of the Grants, the Company is providing the information set forth below.

Mr. Jeffrey P. Riedler	Page 7	June 19, 2014

The Company believes the following factors, along with those set forth above with respect to each of the grants, more than adequately explain the difference between the grant date estimated fair values of the Company’s ordinary shares on those grant dates and the estimated IPO price.

•	In January 2014, the Company knew the IPO was a possibility but it was also considering other funding alternatives including the licensing of its products. Management performed a valuation with the assistance of a well-recognized independent third-party valuation consultant in connection with the re-domicile of its parent company in June 2013, updated to December 2013, it was determined that this valuation was a more reasonable estimate of the value than any potential IPO price which was far from certain, and a potential liquidity event likely more distant.
•	The U.S. markets affecting companies in the Company's industry experienced a significant increase in activities with accompanying increased market multiples and valuations.
•	In March 2014 the Board determined to proceed with the IPO, and the underwriters were subsequently consulted as to the terms of the Series E preferred financing, and advised that the valuation and anti-dilution terms reflected a reasonable discount to the expected proposed IPO price.
•	Simultaneous with the May 2014 Grant, the Company added to its Supervisory Board three prominent and experienced pharmaceutical and business executives: Jonathan Symonds, CBE, David R. Brennan and Shumeet Banerji, Ph.D. Their significant experience is highlighted in the biographies on pages 126 through 128 of the Registration Statement. This significantly enhanced the profile and value of the Company from an investor perspective, and was instrumental in bringing new investors into the Series E preferred funding round.
•	In June 2014, the Company's pipeline product Cogenzia for the treatment of diabetic foot infections was approved in Canada, earlier than expected.
•	Subsequent to the confidential submission of the Company’s registration statement to the Commission on March 26, 2014, the Company engaged in discussions with potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (“testing the waters meetings”). In connection with such testing the waters meetings, the Company received positive feedback from potential investors which caused management to increase its expectations regarding the anticipated price range of an IPO of the Company’s ADSs.
•	The estimated IPO price range represents a future price for ADSs that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the Shares as of the grant dates described above represents a contemporaneous estimate of the fair value of shares that were then illiquid, might never become liquid and, even if an IPO were successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO. This illiquidity also accounts for a substantial difference between the estimated fair values of the shares from January 2014 and the estimated IPO price range.
•	The holders of the Company’s preferred shares enjoy substantial economic rights and preferences over the holders of its ordinary shares, including the right to receive dividends prior to any dividends declared or paid on any of the Company’s ordinary shares and liquidation payments in preference to holders of ordinary shares. The estimated IPO price range described assumes the conversion of all of the Company’s convertible preferred shares upon the completion of the proposed IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred shares results in a higher valuation.
•	The successful completion of an IPO would strengthen the Company’s balance sheet, provide access to public equity and debt markets and provide a “currency” of publicly tradable securities to enable the Company to make strategic acquisitions as the Company’s board of directors may deem appropriate, providing enhanced operational flexibility.

8. Income tax, page F-19

6.	Please refer to prior comment 43. Please explain the factors that you considered in concluding that the gain on the B preference shares was not taxable.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that a corporation does not recognize gain or loss for U.S. federal income tax purposes on the issuance of its own stock for money or other property, including its own stock. This rule is set forth in the Internal Revenue Code (I.R.C. §1032(a)). Thus, the issue of shares by the new German corporation to replace shares issued by Innocoll Holdings did not give rise to any taxable gain or loss for U.S. tax purposes regardless of the accounting treatment of the transaction.

Mr. Jeffrey P. Riedler	Page 8	June 19, 2014

The rule set out above applies independently of the corporate reorganization rules—i.e., the nonrecognition rule applies whether or not the stock for stock exchange constitutes a reorganization under §368 (e.g., a recapitalization under §368(a)(1)(E)).

I.R.C. §1032(a) (Exchange of stock for property) provides:

(a) Nonrecognition of gain or loss. No gain or loss shall be recognized to a corporation on the receipt of money or other property in exchange for stock (including treasury stock) of such corporation. No gain or loss shall be recognized by a corporation with respect to any lapse or acquisition of an option, or with respect to a securities futures contract (as defined in section 1234B), to buy or sell its stock (including treasury stock).

Treas. Reg. §1032-1 provides in pertinent part:

(a) The disposition by a corporation of shares of its own stock (including treasury stock) for money or other property does not give rise to taxable gain or deductible loss to the corporation regardless of the nature of the transaction or the facts and circumstances involved. For example, the receipt by a corporation of the subscription price of shares of its stock upon their original issuance gives rise to neither taxable gain nor deductible loss, whether the subscription or issue price be equal to, in excess of, or less than, the par or stated value of such stock. Also, the exchange or sale by a corporation of its own shares for money or other property does not result in taxable gain or deductible loss, even though the corporation deals in such shares as it might in the shares of another corporation....

(b) Section 1032(a) does not apply to the acquisition by a corporation of shares of its own stock except where the corporation acquires such shares in exchange for shares of its own stock (including treasury stock).....

(c) Where a corporation acquires shares of its own stock in exchange for shares of its own stock (including treasury stock) the transaction may qualify not only under section 1032(a), but also under section 368(a)(1)(E), (recapitalization) or section 305(a) (distribution of stock and stock rights).

9. Loss per share, page F-19

7.	Please refer to prior comments 44 and 45. As the revision to earnings/loss per share appears quantitatively material, please provide us a more comprehensive analysis supporting your conclusion that the error in earnings/loss per share was not material to your historical financial statements. Also explain to us why you concluded to disclose the revised calculations in MD&A if you deemed the error to be immaterial.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has restated the relevant information in its financial statements to correct the error in the (loss)/earnings per share calculations. The Company's auditors have executed a new opinion, including relevant disclosure of the restatement, and there appears relevant disclosure in "Summary Consolidated Financial Data" on pages 12 and 13, "Risk Factors" on page 49, "Selected Consolidated Financial Data" on page 60, "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 68 and the financial statements, including Note 25 thereto.

8.	Please provide the following information to us:
•	Your calculation of the weighted average outstanding shares in the basic EPS calculation for 2013 and 2012; and
•	Your calculation of the number of shares in the adjustments for “dilutive common stock issuances” for 2013.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the calculation of the weighted average outstanding shares used in the basic EPS calculation for the 2013 and 2012 financial years is detailed below. As part of the share for share exchange, one share in Innocoll GmbH was issued for each 440 shares held in Innocoll Holdings, Inc. In order to ensure that the earnings per share disclosure for both years were comparable, the ordinary shares in issue up to the date of the share for share exchange were converted to the equivalent amount of shares which would be in issue in had Innocoll GmbH been in existence from January 1, 2012 as is consistent with the common control accounting used throughout the financial statements in dealing with the share for share exchange transaction which occurred in June 2013 and in accordance with IFRS.

Mr. Jeffrey P. Riedler	Page 9	June 19, 2014

2013 (No. of shares)		2012 (No. of shares)
Innocoll GmbH (or equivalent)	Innocoll Holdings Inc.	Innocoll GmbH (or equivalent)	Innocoll Holdings Inc.

At January 1	50,947	22,416,821	50,947	22,416,821

Share repurchase June 2013	(12,197)	(5,366,821)	-	-

At December 31	38,750	17,050,000	50,947	22,416,821

Weighted average number of shares for 2013 = ((50,947 * 6/12) +(38,750*6/12)) = 44,848

Weighted average number of shares for 2012 = 50,947

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the calculation of the number of shares in the adjustments for “dilutive common stock issuances” for 2013 is as follows:

Denominator	No. of shares
Weighted-average shares outstanding – basic	44,848
Dilutive common stock issuable upon conversion of preferred shares (A)	547,195
Dilutive common stock issuable upon conversion of promissory notes (B)	160,246
Weighted-average shares outstanding – diluted	752,289

(A) Dilutive common stock issuable upon conversion of preferred shares

	Weighting (a)	No. of instruments (b)	Conversion rate (c)	Common stock equivalent (d=b/c)	Weighted average (f=d*a)

Pre reorganization (taking into account the share consolidation effect in the reorganization):

series A preferred shares	6 months	19,678,194	62.147	316,640	158,320
series B preferred shares	6 months	11,008,366	206.792	53,234	26,617
series D preferred shares	9 days	1,000,000	132.000	7,576	189

Post reorganization:

series A preferred shares	6 months			316,640	158,320
series B preferred shares	6 months			53,234	26,617
series C preferred shares	6 months			202,179	101,090
series D preferred shares	6 months			127,820	63,910
series D preferred shares	3 months			20,194	5,049
series D preferred shares	2 months			42,500	7,083

					547,195

(B) Dilutive common stock issuable upon conversion of promissory notes

	Weighting (a)	No. of instruments (b)	Conversion rate (c)	Common stock equivalent (d=b/c)	Weighted average (f=d*a)

Pre reorganization (taking into account the share consolidation effect in the reorganization):

2009 and 2010 prom notes	6 months	26,687,487	132.000	202,178	101,089
2011 prom notes	6 months	8,455,098	132.000	64,054	32,027
2012 prom notes	6 months	5,887,772	132.000	44,604	22,302
2013 prom notes	5 months	1,529,721	132.000	11,589	4,828

					160,246

In addition, change the column headings in the pro forma EPS presentation from March 31, 2013 to March 31, 2014 and December 31, 2012 to December 31, 2013 on page 66.

The column heading has been amended to correct the typographical error.

Mr. Jeffrey P. Riedler	Page 10	June 19, 2014

15. Interest bearing loans and borrowings, page F-21

9.	Please refer to prior comment 46. We acknowledge the information provided in your response but continue to have difficulty in understanding your accounting treatment for the share-for-share exchange. Please provide us with the following information:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the response to each point raised is set forth below.

Explain to us why the holders of the B preference shares agreed to accept 30% of the value of the original liability amount when the holders of the other securities did not agree to modifications. Tell us the number of ordinary shares to be received upon conversion of the original B preference instruments and the new B preference instruments;

Pursuant to the exchange of B preferred shares of Innocoll Holdings, Inc. (“Holdings”) into B preferred shares of Innocoll GmbH (“GmbH”), the B preferred shareholders received similar but amended rights as those that existed prior to said exchange.

At the time of the exchange in July 2013, the B preferred shares in Holdings had a stated value (liquidation preference) of $23.4 million, and were convertible into Holdings ordinary shares at a conversion price of $0.998 per share, or into 23.4 million ordinary shares. All other preferred share classes were convertible into Holdings ordinary shares at a conversion price of $0.30 per share. These B preferred shares carried a coupon of 6% per annum which was calculated on the stated value of $23.4 million.

When the Company re-domiciled to Germany, under German law the new GmbH preferred shares could only be convertible into ordinary share on a 1:1 basis, it was not possible to have different conversion rates as existed in Holdings. Therefore, in order for the B preferred shares to retain their liquidation preference amount while maintaining the required conversion rate into ordinary shares, it was necessary to set the liquidation preference at 3.327 times stated value. Thus the liquidation preference of the B preferred shares at the time of the GmbH formation was €17.7 million (euro equivalent of $24.4 million), 3.327 times the stated value of €5.3 million at €100 per share, and convertible on a 1:1 basis into 53,234 ordinary shares of GmbH.

However, while the B preferred shares issued in GmbH continued to carry a coupon of 6% per annum on the stated value, that stated value has been substantially reduced. The cumulative unpaid annual coupon is not subject to the 3.327 multiplier. This results in a substantial modification in the expected cash flows of both instruments as a result of the annual reduction of interest to the Company of approximately €0.7 million per year.

You attribute this reduction in the value of the B Preference shares to the subordination of these shares to all other classes of shares, issued by Innocoll GmbH. Explain why the gain recognition of €14.9 million was appropriate, when the subordination of the B Preference shares will cease upon their conversion to ordinary shares issued by Innocoll AG;

The gain was recognized as a result of the substantial modification in terms of the interest coupon on the newly issued B preferred shares in GmbH as detailed above and not as a result of a change to the subordination ranking.

In accordance with IFRS, a financial liability should be de-recognized from the balance sheet when, and only when, it is extinguished, that is, when the obligation specified in the contract is either discharged or cancelled or expires [IAS 39.39]. Where there has been an exchange between an existing borrower and lender of debt instruments with substantially different terms, or there has been a substantial modification of the terms of an existing financial liability, this transaction is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. A gain or loss from extinguishment of the original financial liability is recognized in profit or loss [IAS 39.40-41].

As detailed above, there is a substantial modification with respect to the B preferred shares. Therefore the rules governing de-recognition would apply as laid out in IAS 39 and any difference between the consideration ‘paid’, which in this instance is the fair value of the new financial instruments, and the carrying value of the extinguished instruments, is allocated against the carrying value of the liability and equity components of extinguished instruments and is either a gain or a loss in profit or loss for the liability component and in equity for the equity component as set out in IAS 32.AG34.

The new series B preferred shares are considered new financial instruments for accounting purposes and therefore, upon initial measurement, are measured at their fair value. The fair value of the series B preferred shares as of the time of the re-domicile was derived from a valuation that management performed with the assistance of a well-recognized independent third-party valuation consultant, which formed an essential part of the re-domicile tax analysis and rationale. The considerations taken in to account by this report are set forth in detail below.

Mr. Jeffrey P. Riedler	Page 11	June 19, 2014

The conversion of the B preferred shares to ordinary shares in Innocoll AG was not taken into consideration as at the time there were no plans to undertake an initial public offering of the Company or convert into an AG.

The fair value of the B Preference shares, which you state was obtained from an independent external valuation, was €428,000 as compared to a pre-exchange value of €15,358,000. Explain how this valuation considered likelihood of redemption rights exercise and the expected conversion of all B Preference shares in Innocoll GmbH to ordinary shares in Innocoll AG;

As indicated above, the fair value of the B preferred shares as of the time of the re-domicile was derived from a valuation that management performed with the assistance of a well-recognized independent third-party valuation consultant, which formed an essential part of the re-domicile tax analysis and rationale. The valuation report took into consideration the likelihood of redemption under various exit scenarios that were deemed to exist at the time including the potential sale of the Company. It also took into account the fact that the B preferred shares were subordinated to three classes of preference shares which had an aggregate of €90.2 million of senior liquidation preferences. It did not take into account expected conversion of B preferred shares in Innocoll GmbH into ordinary shares of Innocoll AG as at that time there were no plans to undertake an initial public offering of the Company or convert into an AG.

Describe the factors you considered in concluding that this independent valuation was reasonable. Describe and quantify the underlying key assumptions;

As indicated above, a well-recognized independent third-party valuation consultant was engaged to value the Company and each of its classes of share as of June 30, 2013. The valuation report also included an update in valuation as of December 31, 2013 to reflect the issuance in November 2013 of new Series D shares and the establishment of a management share plan. Under the agreed scope of the valuation assignment, the specialists considered the capital structure of the Company, the macro-economic environment in the territories in which the Company operates, industry trends (including FDA approvals, R&D spend, clinical success, merger and acquisitions) etc. The specialists certified that their analyses, opinions, and conclusions were developed, and their report was prepared in conformity with the AICPA Statement on Standards for Valuation Services and the Uniform Standards of Professional Appraisal Practice.

Valuation approaches considered

In preparing the valuation, the specialists considered the three generally accepted valuation approaches: (i) the cost approach, (ii) the market approach and (iii) the income approach. They also considered the Back-solve Method in their analysis based on the June 2013 round of financing of the Series D shares and the November 2013 issuances.

Three approaches are commonly used in practice to allocate the business enterprise value among equity classes (preferred and common units): the current value method; the probability-weighted expected return method; and the option pricing method. A brief description of each approach is provided below.

Cost Approach

The cost approach considers reproduction or replacement cost as an indicator of value. The cost approach is based on the assumption that a prudent investor would pay no more for an entity than the amount for which he could replace or re-create it. Historical costs are often used to estimate the current cost of replacing the entity valued. When using the cost approach to value a business enterprise, the equity value is calculated as the appraised FMV of the individual assets that comprise the business less the FMV of the liabilities that encumber those assets. Under a going-concern premise, the cost approach is normally best suited for use in valuing asset-intensive companies, such as investment or real estate holding companies, or companies with unstable or unpredictable earnings.

Market Approach

The market approach assumes that companies operating in the same industry will share similar characteristics and the company values will correlate to those characteristics. Therefore, a comparison of the subject company to similar companies whose financial information is publicly available may provide a reasonable basis to estimate the subject company’s value. There are two forms of the Market Approach: the GPC Method and the GMAC Method. Each method is discussed below.

The GPC Method is one of the most common forms of the market approach used to value business interests because it provides an estimate of value using multiples derived from the stock prices of publicly traded companies. Although no two companies are entirely alike, the companies selected as guideline companies should be engaged in the same or a similar line of business as the subject company. The application of the GPC Method generally entails the development of earnings or book value multiples based on the market value of the guideline companies. These multiples are then used to develop an estimate of value for the subject company.

The GMAC Method is based on actual prices paid in mergers and acquisitions for similar public and private companies. Similar to the GPC Method, ratios of total purchase price paid (including any liabilities assumed) to net sales and EBITDA may be calculated for each comparable transaction. These ratios are then applied to the respective financial metrics of the entity. Finally, premiums or discounts may be applied if the company being valued is in a

Mr. Jeffrey P. Riedler	Page 12	June 19, 2014

position in its industry, which is significantly different from the position of the comparable acquired companies, or if its intangible attributes are significantly different.

Income Approach

The income approach is predicated upon the value of the future cash flows that a business will generate. The process involves a projection of the cash flows that the business is expected to generate. This requires an analysis of financial information and discussions with marketing, operations, and financial personnel to develop the future income stream attributable to the business. The next step involves converting these cash flows into a present value equivalent through discounting, using a rate of return, which incorporates the relevant risk associated with the business and the time value of money.

Current Value Method (CVM)

The Valuation of Privately-Held-Company Equity Securities Issued as Compensation - AICPA Practice Aid (the Practice Aid) describes the CVM of allocation as a two-step process based on first determining the enterprise value using one or more of the three valuation approaches (income, market, cost), then allocating that value to the series of preferred shares based on their liquidation preferences or conversion values, whichever is greater. In its Paragraph 154, the Practice Aid recommends the CVM only in two limited circumstances. The first occurs when a liquidity event in the form of an acquisition or dissolution of an enterprise is imminent, and expectations about the future of the enterprise as a going concern are virtually irrelevant. The second occurs when an enterprise is at such an early stage of its development that (a) no material progress has been made on the enterprise’s business plan, (b) no significant common equity value has been created in the business above the liquidation preference on the preferred shares and (c) there is no reasonable basis for estimating the amount and timing of any such common equity value above the liquidation preference that might be created in the future. In situations in which the enterprise has progressed beyond that stage, the task force believes there are other allocation methods that are more appropriate. The other two commonly used methods discussed by the task force are the probability-weighted expected return method and the option-pricing method.

Probability-Weighted Expected Return Method (PWERM)

The PWERM values the common stock and preferred stock based upon an analysis of future values for the enterprise assuming various future outcomes. Under this method, the share value is based upon the probability-weighted present value of expected future investment returns, considering each of the possible future outcomes available to the enterprise, as well as the rights of each share class. Three of the scenarios assume a shareholder exit, while the fourth scenario assumes operations continue as a private company and no exit transaction occurs.

The probability-weighted method explicitly considers the various terms of the shareholders agreements, including various rights of each share class, at the date in the future that those rights will either be executed or abandoned. The method is forward-looking and incorporates future economic events and outcomes into the determination of value as of the present. The ratio of preferred to common value that results from this method is typically not overly sensitive to changes in the probability estimates, except when one of the possible outcomes is assigned a very high probability.

Option Pricing Method (OPM)

The OPM treats common and preferred stock as call options on the enterprise’s value, with exercise prices based on the liquidation preference of the preferred stock. Under this method, common shares have value only if the funds available for distribution to shareholders exceed the value of the liquidation preference at the time of a liquidity event (for example, merger or sale), assuming the enterprise has funds available to make a liquidation preference meaningful and collectible by shareholders. This method considers the various terms of the shareholder agreements – including the level of seniority among the securities, dividend policy, conversion ratios, and cash allocations – upon liquidation of the enterprise. In addition, the method implicitly considers the effect of the liquidation preference as of the future liquidation date, not as of the valuation date.

Back-solve Method

Another method for valuing an enterprise within the market approach, the back-solve method (Back-solve Method), derives the implied equity value for the company from a transaction involving the company's own securities (the results of which may require adjustment for the nature of the securities or for any unstated benefits derived). A valuation specialist may use the Back-solve Method, in conjunction with the OPM and/or the PWERM, to solve for the implied equity value that is consistent with a recent transaction in the company’s own securities. The basis for the application of this method is transactions in equity securities of the enterprise with unrelated investors or among unrelated investors themselves. In selecting the relevant transactions, the valuation specialist should consider whether those transactions involve any stated or unstated rights or privileges, any effects of which would ordinarily be factored out of any fair value estimate.

Valuation Approaches Utilized

Management, with the assistance of a well-recognized independent third-party specialist, relied upon the income approach to determine the range of FMV of equity of the company. Since the Company’s value is attributable to its business operations, rather than the assets it holds, it did not rely upon the cost approach in its conclusion of the

Mr. Jeffrey P. Riedler	Page 13	June 19, 2014

range of the FMV of equity of the Company. It also did not believe the multiples of established, publicly-traded companies provided reliable indicators of value given that the Company is early-stage; therefore, it considered, but ultimately did not rely on the GPC Method. The Company also considered, but ultimately did not rely on the GMAC Method due to the lack of comparable transactions. As a corroborative approach, it utilized the Back-solve Method to estimate the implied equity value of the Company as derived from the OPM based on the June 2013 round of financing of the Series D preferred stock updated as of December 31, 2013 to reflect the issuance in November 2013 of new Series D shares and the establishment of a management share plan.

The income approach recognizes that the value of a business is premised on the receipt of future economic benefits. These benefits can include earnings, cost savings, tax deductions and the proceeds from disposition. The discounted cash flow method (the "DCF Method") is a form of the income approach that is commonly used to value business interests. The DCF Method involves estimating the future cash flows of a business and discounting them to their present value. The discount rate selected is based on consideration of the risks inherent in the business and market rates of return available from alternative investments in similar businesses as of the Valuation Dates. Management provided the consultant with financial statement projections as of the Valuation Dates for the fiscal years ending December 31, 2013 through 2016. Each group entity had three associated projections: high case, base case, and low case. The high case assumed Innocoll would obtain regulatory approvals and find partners to distribute all the products in their pipeline. The base case assumed existing product sales would continue in the future and certain products in the pipeline would become viable. The downside scenario assumed that Innocoll’s pipeline products do not obtain regulatory approval; after 2015, the downside forecast assumes the company ceases R&D activities and continues to sell existing products over a 5 year wind-down period. The consultant used these projections as the basis for the company’s free cash flow calculations. In consultation with Company management, the consultant assessed the probability of achieving each scenario to arrive at a range of Business Enterprise Values. The specialists deducted net debt and non-operating liabilities to derive the range of fair values for equity on a controlling and marketable basis.

In order to corroborate the range of FMV of equity of the Company derived from the DCF method, the Back-solve Method was used to determine the implied equity value of the Company. The Back-solve Method requires consideration of the rights and preferences of each class of equity and solving for the total equity value that is consistent with a recent transaction in the Company’s own securities. The latest round of financing of the Series D preferred shares in June 2013 (and in the case of December 31, 2013, the November issue) represents an arm’s length transaction; this transaction was used therefore, as the basis of the Back-solve Method to determine the implied equity value of Innocoll. Thus, as of the Valuation Dates, the consultant solved for the implied equity value that equated the allocated equity value to the Series D shares to the price implied by the recent arm’s length transaction using the OPM.

The consultant utilized the OPM in connection with the Back-solve Method to estimate the implied equity value of Innocoll. Under the OPM, each class of stock is modeled as a call option with a distinct claim on the equity value. The option’s exercise price or breakpoint is based on a comparison with the equity value (versus “regular” call options that typically involve a comparison with the per-share stock price). Both the common stock and the preferred stock have, at the time of a liquidity event, “payoff diagrams” that are similar to the payoff diagrams of regular call options. The characteristics of each class of stock, including the conversion ratio and any liquidation preference of the preferred stock, determine the class of stock’s claim on the equity value. If, at the time of a liquidity event, the equity value is less than the total liquidation preference of the preferred stock, the value of the common stock is zero. Conversely, if the equity value exceeds the total liquidation preference of the preferred stock, the common stock will be worth one dollar for each dollar of equity value in excess of the total liquidity preference (as long as the preferred remains outstanding).

Assumptions

To model each equity class as a call option for the OPM, the consultant used the Black-Scholes ("BSM") OPM. The BSM is a widely-recognized model used to value options that considers the following inputs:

•	Exercise price or breakpoint of the various classes of shares of Innocoll
•	Market price of the various classes of shares of Innocoll as of the Valuation Date
•	Expected term of the various classes of shares of Innocoll
•	Risk-free rate of interest which is based on a zero-coupon U.S. government instrument
•	Expected stock price volatility which is the expected fluctuation in stock prices over the expected term
•	Expected dividend yield.

The following assumptions were used in the BSM:

•	Stock Price – The total equity value was solved for based on the value of the latest round of financing of the Series D preferred shares in June 2013 (and in the case of December 31, 2013, the November issue) using the Back-solve Method.
•	Exercise Price / Breakpoint – The exercise prices or breakpoints were determined based on the rights and preferences of the various classes of shares of Innocoll.
•	Expected Term – the valuation incorporated a 5-year expected term until a liquidation event.

Mr. Jeffrey P. Riedler	Page 14	June 19, 2014

•	Expected Volatility – This represents the expected fluctuation in stock prices over the expected term, based on the 5-year historical volatilities of publicly-traded European biotechnology companies as of the Valuation Dates.
•	Risk-free Rate – the specialists utilized the rate of 5-year U.S. Treasury Strips as of the Valuation Dates, as obtained from Bloomberg.
•	Expected Dividend Yield – Dividends that would accumulate to preferred shareholders over the 5-year expected term until liquidation were explicitly modelled into the breakpoints within the OPM. No dividends are expected to be paid to common shareholders over the expected holding term.

The call option values determined from the BSM were allocated to the various classes of equity based on the ownership percentages of the equity holders. Based on the Back-solve Method, the equity value of Innocoll was derived as of each of the Valuation Dates.

In conclusion, given the in-depth analysis of management with the assistance of a well-recognized independent third-party valuation consultant, including the Company specific data and the use of well-established valuation techniques, and taking into account varied possible outcomes, the Company is satisfied that the valuation conclusions are reasonable and accurately reflect the Company's circumstances.

Explain the expected funding sources for the redemption compensation for the A, B, C and D Preference shares, as described on pages F-29 to F-30. Explain the likelihood that these funds may not be available upon exercise of the related redemption rights; and

•	As is typical in a private equity backed company, the Series A, Series B, Series C and Series D preferred shares were agreed upon and structured principally to allocate proceeds upon an exit event upon the sale of the Company. It was not contemplated that the preferred shares would be redeemed out of profits generated by the Company. The 2018 redemption date was included primarily for the purpose of creating a long stop date for the exit event. This is consistent with the approach utilized by management with the assistance of a well-recognized independent third-party valuation consultant in valuing the different classes of preferred shares.

Explain your disclosure on page F-25 that “all exchanges were made on a 1:1 basis,” which appears to be inconsistent with the actual exchange transactions.

•	The statement on F-25 that “all exchanges were made on a 1:1 basis” refers to the exchange of outstanding convertible promissory notes in Holdings for C and D preferred shares in Holdings, prior to the exchange of such shares into shares of GmbH. The Holdings C and D preferred shares were issued at a ratio of one share with a stated value of $1.00 per share for each $1.00 of principal and interest outstanding under the notes. The Innocoll Holdings C and D shares were in turn convertible into ordinary shares at a price of $0.30 per share as set out above.
10.	Tell us your consideration of providing disclosure of the carrying amount of liability at December 31, 2013 on page F-25 by instrument.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the financial statements included in the Registration Statement have been updated to include a reconciliation between gross proceeds and carrying value, by instrument, for 2013.

11.	With regard to comment 47, tell us why the €973,000 gain was not reported as an adjustment of interest expense rather than a gain.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in order to account properly for the issuance of the Series A, Series C and Series D preferred shares in Innocoll GmbH that were exchanged for the shares of Innocoll Holdings Inc., it was required to allocate the consideration received in respect of these shares against the carrying value of the existing preferred shares for which they were exchanged. The Company, therefore, applied IAS 32. AG34 which states: “Once the allocation of the consideration is made, any resulting gain or loss is treated in accordance with accounting principles applicable to the related component, as follows:

a.	the amount of gain or loss relating to the liability component is recognized in profit or loss; and

Mr. Jeffrey P. Riedler	Page 15	June 19, 2014

b.	the amount of consideration relating to the equity component is recognized in equity."

In the absence of specific guidance in IAS 32 with respect to where in profit or loss the gain relating to the liability component should be recognized, the Company reviewed additional guidance in IAS 1: presentation of financial statements and IFRS 7:Financial instruments: disclosures and noted the following:

IAS 1.85 provides "[a]n entity shall present additional line items, headings and subtotals in the statement(s) presenting profit or loss and other comprehensive income when such presentation is relevant to an understanding of the entity's financial performance";

IAS 1.97 provides "[w]hen items of income or expense are material, an entity shall disclose their nature and amount separately";

IAS 1.99 provides “[a]n entity shall present an analysis of expenses recognised in profit or loss using a classification based on either their nature or their function within the entity, whichever provides information that is reliable and more relevant”; and

IFRS 7.20 provides "[a]n entity shall disclose the following items of income, expense, gains or losses either in the statement of comprehensive income or in the notes:

(a)          net gains or net losses on:…(v)  financial liabilities measured at amortised cost.

As noted above, in the absence of specific guidance which dictates under which line item the gain should be recognized, the Company believed that the presentation adopted was the most relevant to the users of the financial statements understanding the specific transaction referenced above and the results of the Company for the year. The Company also concluded that to include the gain within interest expense would incorrectly group items of differing nature and frequency.

23. Share based payments, page F-34

12.	Please refer to prior comment 50. Please note that we are deferring our evaluation of your reorganization into a German stock corporation, including the related issuance of options for warrants held by the prior owners of Innocoll Holdings, Inc., until an amendment containing the requested information is filed.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Registration Statement has been amended to reflect the conversion of all preferred shares into ordinary shares, which is expected to be the final recapitalization prior to the reorganization of the Company into a German stock corporation.

Understandings

The Company has authorized us to advise the Staff that it hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments, please feel free to call me at (212) 768-5374.

Sincerely, /s/ Jeffrey A. Baumel Jeffrey A. Baumel

Mr. Jeffrey P. Riedler	Page 16	June 19, 2014

Enclosures

cc:	Michael Myers, Ph.D., Innocoll GmbH
Kristina E. Beirne, Esq., Dentons US LLP
Anthony D. Foti, Esq., Dentons US LLP
Michael D. Maline, Esq., Goodwin Procter LLP
Thomas S. Levato, Esq., Goodwin Procter LLP
Scot Foley, U.S. Securities and Exchange Commission
Frank Wyman, U.S. Securities and Exchange Commission
Lisa Vanjoske, U.S. Securities and Exchange Commission